Exhibit 99.1

Stellantis to Participate in Bernstein’s 41st Annual
Strategic Decisions Conference

AMSTERDAM, May 21, 2025 – Doug Ostermann, Stellantis Chief Financial Officer, will participate in a fireside chat on Thursday, May 29, 2025, from 3:30 p.m. to 4:20 p.m. EDT / 9:30 p.m. to 10:20 p.m. CEST at Bernstein’s 41st Annual Strategic Decisions Conference.

To watch the live session, visit the following webcast link: https://cc.webcasts.com/bern001/052825a_js/?entity=83_R3LE1IS

Details for watching the fireside chat are also available under the Investors section of the Stellantis corporate website. For those unable to attend the live session, a recorded replay will be accessible following the event.

# # #

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com